SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 13th April 2004, for the month of March 2004

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No : X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

01.03.04 09:26 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 27. February 2004 purchased 1,005,000 own shares at an average price of NOK 48.73 per share. After this transaction, Telenor ASA owns a total of 30,498,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 27. February 2004 purchased 1,005,000 own shares at an average price of NOK 48.73 per share. After this transaction, Telenor ASA owns a total of 30,498,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

02.03.04 09:18 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 1. March 2004 purchased 450,000 own shares at an average price of NOK 49.21 per share. After this transaction, Telenor ASA owns a total of 30,948,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 1. March 2004 purchased 450,000 own shares at an average price of NOK 49.21 per share. After this transaction, Telenor ASA owns a total of 30,948,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

03.03.04 09:19 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 2. March 2004 purchased 580,000 own shares at an average price of NOK 50.06 per share. After this transaction, Telenor ASA owns a total of 31,528,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 2. March 2004 purchased 580,000 own shares at an average price of NOK 50.06 per share. After this transaction, Telenor ASA owns a total of 31,528,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

04.03.04 08:56 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 3. March 2004 purchased 825,000 own shares at an average price of NOK 49.55 per share. After this transaction, Telenor ASA owns a total of 32,353,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 3. March 2004 purchased 825,000 own shares at an average price of NOK 49.55 per share. After this transaction, Telenor ASA owns a total of 32,353,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation isclosed at Oslo Stock Exchange and www.telenor.com.

05.03.04 09:12 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 4. March 2004 purchased 600,000 own shares at an average price of NOK 49.52 per share. After this transaction, Telenor ASA owns a total of 32,953,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 4. March 2004 purchased 600,000 own shares at an average price of NOK 49.52 per share. After this transaction, Telenor ASA owns a total of 32,953,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

08.03.04 09:02 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 5. March 2004 purchased 875,000 own shares at an average price of NOK 49.82 per share. After this transaction, Telenor ASA owns a total of 33,828,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 5. March 2004 purchased 875,000 own shares at an average price of NOK 49.82 per share. After this transaction, Telenor ASA owns a total of 33,828,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

09.03.04 08:18 TEL SHARE BUY BACK meldepliktig handel

Telenor ASA has on 8. March 2004 purchased 900,000 own shares at an average price of NOK 49.99 per share. After this transaction, Telenor ASA owns a total of 34,728,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

10.03.04 09:06 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 9. March 2004 purchased 460,000 own shares at an average price of NOK 49.21 per share. After this transaction, Telenor ASA owns a total of 35,188,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 9. March 2004 purchased 460,000 own shares at an average price of NOK 49.21 per share. After this transaction, Telenor ASA owns a total of 35,188,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

11.03.04 09:12 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 10. March 2004 purchased 750,000 own shares at an average price of NOK 48.93 per share. After this transaction, Telenor ASA owns a total of 35,938,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 10. March 2004 purchased 750,000 own shares at an average price of NOK 48.93 per share. After this transaction, Telenor ASA owns a total of 35,938,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

12.03.04 09:17 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 11. March 2004 purchased 1,050,000 own shares at an average price of NOK 47.01 per share. After this transaction, Telenor ASA owns a total of 36,988,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 11. March 2004 purchased 1,050,000 own shares at an average price of NOK 47.01 per share. After this transaction, Telenor ASA owns a total of 36,988,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

15.03.04 09:06 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 12. March 2004 purchased 715,000 own shares at an average price of NOK 47.25 per share. After this transaction, Telenor ASA owns a total of 37,703,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 12. March 2004 purchased 715,000 own shares at an average price of NOK 47.25 per share. After this transaction, Telenor ASA owns a total of 37,703,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

16.03.04 09:07 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 15. March 2004 purchased 440,000 own shares at an average price of NOK 46.52 per share. After this transaction, Telenor ASA owns a total of 38,143,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 15. March 2004 purchased 440,000 own shares at an average price of NOK 46.52 per share. After this transaction, Telenor ASA owns a total of 38,143,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

17.03.04 09:03 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 16. March 2004 purchased 650,000 own shares at an average price of NOK 46.08 per share. After this transaction, Telenor ASA owns a total of 38,793,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 16. March 2004 purchased 650,000 own shares at an average price of NOK 46.08 per share. After this transaction, Telenor ASA owns a total of 38,793,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

18.03.04 08:55 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 17. March 2004 purchased 840,000 own shares at an average price of NOK 47.32 per share. After this transaction, Telenor ASA owns a total of 39,633,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 17. March 2004 purchased 840,000 own shares at an average price of NOK 47.32 per share. After this transaction, Telenor ASA owns a total of 39,633,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

19.03.04 09:23 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 18. March 2004 purchased 720,000 own shares at an average price of NOK 47.15 per share. After this transaction, Telenor ASA owns a total of 40,353,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 18. March 2004 purchased 720,000 own shares at an average price of NOK 47.15 per share. After this transaction, Telenor ASA owns a total of 40,353,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

22.03.04 08:55 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on 19. March 2004 purchased 560,000 own shares at an average price of NOK 48.75 per share. After this transaction, Telenor ASA owns a total of 40,913,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor ASA has on 19. March 2004 purchased 560,000 own shares at an average price of NOK 48.75 per share. After this transaction, Telenor ASA owns a total of 40,913,172 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 8, 2003.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +0,5 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

26.03.04 08:10 TEL SHARE BUYBACK AGREEMENT meldepliktig handel

Telenor has entered into a new agreement with the Kingdom of Norway, as the largest shareholder in Telenor, regarding share buyback. The agreement is a renewal of the agreement entered into between the parties 15. January this year and which expires 6. May 2004.

The agreement assumes that the general meeting on 6. May 2004, authorises Telenor’s Board of Directors to buyback own shares. The Kingdom of Norway is committed to vote in favour of such authorisation.

The Kingdom of Norway is committed to participate in a buyback on a proportionate basis by way of cancelling a proportionate number of its shares at the subsequent General Meeting. The Kingdom of Norway’s ownership percentage in Telenor will thus remain unaffected.

The agreement states that upon a share buyback by Telenor, the subsequent General Meeting will be invited to approve cancellation of the buyback shares. The Kingdom of Norway is committed to vote in favour of such a cancellation.

The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR+1 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation. The agreement expires at the date of the General Meeting in 2005.

26.03.04 08:12 TEL REDUCTION IN SHARE CAPITAL kapitalendringer

In relation to the approval of the Notice for the Annual General Meeting in Telenor ASA to be held 6. May 2004, the Board of Directors has on the 25. March decided to propose before the Annual General Meeting that the share capital of Telenor ASA is reduced with NOK 374,291,784 by i) cancellation of 40,913,172 own shares and ii) redemption of 21,468,792 shares held by the Kingdom of Norway.

The redemption of shares is in line with an agreement between Telenor ASA and the Kingdom of Norway where the Kingdom of Norway — in relation to buyback of own shares by Telenor ASA — is obliged to redeem a proportionate part of its total shareholding in Telenor ASA.

Further, the Board of Directors has decided to propose before the Annual General Meeting to grant the Board of Directors an authorization to issue new shares limited to 5% of the total share capital of the Company and to buyback up to 10% own shares.

26.03.04 08:12 TEL CONSOLIDATED FINANCIAL STATEMENTS 2003 andre børsmeldinger

The board of directors of Telenor approved the financial statements for 2003 with no changes from the preliminary statement

26.03.04 08:14 TEL TELENOR AND EDB ENTER INTO AN AGREEMENT

Telenor and EDB Business Partner have entered into one of the largest IT agreements in the Nordic region. The agreement involves Telenor transferring an extended responsibility for the operation of IT systems to EDB.

In addition EDB will take over operational responsibility for Telenor’s external customers in this area. The agreement runs for seven years and will significantly increase the companies` competitiveness. For EDB the agreement is expected to be worth NOK 5.3 billion. In addition EDB will sell the bulk of its Telekom business area to Accenture for NOK 400 million. At the same time, Telenor has entered into a cooperation agreement with Accenture regarding the purchase of application services. For Telenor these agreements will over time yield annual cost reductions of approximately NOK 250 — 350 million.

The main points of the agreement signed by the two companies Tuesday 25 March 2004 are as follows:

§ Telenor will sell the bulk of its Operating services division to EDB for net NOK 132 million after restructuring costs. The sale means the transfer of 470 employees from Telenor to EDB on 1 May.

§ Telenor will extend and expand its operating agreement with EDB until 1 May 2011. The contract is estimated to be worth NOK 4.5 billion, of which NOK 3.7 million are new revenues for EDB.

§ EDB will take over operating contracts with 26 customers in commerce, industry and the public sector from Telenor. The contracts are expected to be worth approximately NOK 800 million.

§ In the future EDB shall be Telenor’s preferred operating partner for all of its Nordic operations.

§ EDB will sell the bulk of its Telekom business area to Accenture for NOK 400 million. The sale means that 360 employees will change employment from EDB to Accenture on 1 May.

§ Telenor will enter into an agreement regarding the purchase of application services from Accenture.

§ Accenture will have EDB as its preferred partner on operating services in the Nordic region.

§ Telenor and EDB will jointly conclude the negotiations with international technology suppliers regarding a framework agreement for procurements.

Telenor will be simpler, more flexible and more focussed By signing the agreements Telenor is taking a step further towards creating a simpler and more focussed organisation. EDB strengthens its market position and increases its competitiveness.

For EDB these agreements mean a strengthening of the group’s competitiveness and opportunities for growth in the Nordic market. Once the transactions are completed EDB will be able to compete for the biggest Nordic contracts. The agreement means that EDB will increase its revenues from IT operations by NOK 400 million in 2004. The group will receive a significant boost in terms of capacity and expertise, allowing it to compete for large operating contracts which the market expects to see in the future. EDB will be the largest distributed operations company in the Nordic region and will be responsible for over 55,000 jobs and will greatly strengthen its position in operating UNIX/NT platforms. By consolidating and coordinating servers and equipment, EDB will establish experience and expertise to be used for further growth in the Nordic region. By transferring operating contracts with external customers from Telenor, EDB will strengthen its position in commerce, industry and the public sector, which is an important area of commitment for the group. By being a preferred operating partner for Telenor and Accenture in the Nordic region the foundations are also laid for increased growth outside Norway.

Efficiency measures

The agreements between Telenor and EDB form the basis for efficiency measures that are prerequisites so that both companies can realise the cost reductions required by the agreement. These will cover personnel, premises and purchasing of hardware, software, etc. Strong Norwegian professional environment for application development at Fornebu Through the sale of parts of its operations in the Telekom business area to Accenture and at the same time entering into a long-term cooperative agreement with Telenor, a strong professional environment will be established. For both EDB and Telenor this means that the values created through a long-term cooperation will be given access to a global market. For Accenture, today’s announcement means an important step further in the long term, strategic co-operation with Telenor.

Economic and financial consequences

The agreement between EDB and Telenor involves EDB acquiring the bulk of the division Driftstjenester (operating services) for net NOK 132 million, after Telenor has covered restructuring expences of NOK 50 million. Telenor will receive a convertible two-year loan corresponding to the acquisition amount. EDB will take over the tangible and intangible assets from Telenor for approximately NOK 330 million, making provisions of NOK 130 million for further restructuring. Through the transfer EDB will increase its revenues by approximately NOK 400 million for the remainder of 2004, and by approximately NOK 500 million in 2005. The total value of the agreement is NOK 5.3 billion over a seven year period, of which NOK 4.5 billion is from the agreement with Telenor and NOK 800 million from agreements from external customers transferred to EDB.

The agreement between EDB and Accenture involves EDB selling the bulk of its Telekom business area for NOK 400 million. NOK 100 million is due at the time of settlement and the remaining amount will be due in the second half of 2004. EDB expects to enter a gain on the sale of approximately NOK 300 million. The sale means that the Telekom business area will have total revenues of approximately NOK 330-350 million in 2004, which encompasses full activity in one quarter and reduces activity due to the sale in the three last quarters.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland (sign.)
Title: CFO

Date: 13th April, 2004